TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the three-month and nine-month periods ended September 30, 2013 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of October 30, 2013. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS

	Three months ended			Nine months ended
Financial Data	September 30,			September 30,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Revenues	66,799	60,999	5,800	195,140	190,729	4,411
Earnings from mining operations before depletion and amortization [2]	19,515	18,056	1,459	52,031	66,812	(14,781)
Earnings from mining operations	9,842	12,842	(3,000)	27,648	52,927	(25,279)
Net earnings (loss)	120	(3,133)	3,253	(25,083)	(3,625)	(21,458)
Per share (“EPS”) [1]	0.00	(0.02)	0.02	(0.13)	(0.02)	(0.11)
Adjusted net earnings (loss) [2]	(1,851)	2,453	(4,304)	(14,861)	11,381	(26,242)
Per share (“adjusted EPS”) [1,2]	(0.01)	0.01	(0.02)	(0.08)	0.06	(0.14)
EBITDA [2]	14,028	137	13,891	8,914	16,272	(7,358)
Adjusted EBITDA [2]	11,400	7,585	3,815	22,544	36,281	(13,737)
Cash flows provided by operations	13,619	14,738	(1,119)	34,796	55,187	(20,391)

Operating Data (Gibraltar - 100% basis)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Copper concentrate
Production (million pounds Cu)	36.7	28.1	23.2	21.2	22.9
Sales (million pounds Cu) [7]	26.6	27.8	22.4	23.0	21.2
Inventory (million pounds Cu) [6]	13.6	3.5	3.3	2.5	4.3
Per unit data (US$ per pound) [2,5]
Operating costs of production[2,3]	$1.95	$2.09	$2.28	$2.47	$2.29
By-product credits [4]	(0.04)	(0.15)	(0.21)	(0.17)	(0.15)
Net operating costs of production [2]	$1.91	$1.94	$2.07	$2.30	$2.14
Off-property costs	0.30	0.40	0.38	0.42	0.36
Total operating costs [2,8]	$2.21	$2.34	$2.45	$2.72	$2.50

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Earnings from mining operations before depletion and amortization, adjusted net earnings (loss), adjusted EPS, adjusted EBITDA, operating costs of production, net operating costs of production and total operating costs are non-GAAP financial performance measures with no standard definition under IFRS. See pages 20-23 of this MD&A.
3 Operating costs of production are comprised of direct mining and processing costs which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, maintenance and repair costs, operating supplies and external services. Non-cash costs such as share-based compensation and depletion and amortization have been excluded.
4 By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period.
5 Per unit data may not sum due to rounding.
6 Estimate of copper contained in our concentrate inventories
7 Based on the total pounds of contained copper in concentrates sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to this amount to derive net pounds of copper sold.
8 2012 numbers have been restated to reflect the adoption of a new accounting policy for capitalized stripping costs. See note 20 of our condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

  Copper production at Gibraltar increased to 36.7 million pounds (100% basis) in the third quarter, a 30% increase over the second quarter of 2013 and 60% over the third quarter of 2012, due to the successful ramp up of concentrator #2. The Gibraltar concentrator two line facility has reached design capacity proven by achieving average mill throughput in excess of 90,000 tons per day for the past 45 days;

  As a result of higher production, Gibraltar saw a significant reduction in unit production costs in the third quarter. Operating costs of production continued a downward trend in the third quarter with a $0.14 per pound decrease compared to the second quarter of 2013, and a $0.34 decrease compared to the third quarter of 2012, due to increased copper production;

  Total sales for the quarter were 26.6 million pounds of contained copper in concentrate (100% basis), significantly lower than the third quarter production due to a vessel delay caused by adverse weather conditions at quarter end. Therefore, the strong production is not fully reflected in the third quarter revenues and earnings;

  The Company generated cash flows from operations of $13.6 million in the third quarter, which was impacted by a high concentrate inventory;

  Cash flows from operations in the third quarter of 2013 were offset by capital expenditures representing the remaining concentrator #2 construction payments ($10.1 million) and infrastructure prepayments to BC Hydro ($4.3 million) and debt service costs ($7.5 million), resulting in a net decrease in cash and equivalents of $13.7 million during the quarter; and

  Panel hearings for the New Prosperity project concluded on August 23, 2013. The Review Panel’s report will be made public by November 1, 2013. The Government of Canada will then have a maximum of 120 days to decide if it should grant the necessary authorizations for the project to proceed.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are discussed on a 100% basis.

Operating Data (100% basis)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Tons mined (millions)	22.6	22.7	22.6	17.9	16.8
Tons milled (millions)	6.8	5.8	4.3	4.2	4.3
Strip ratio	2.6	3.3	3.3	2.9	2.8
Copper concentrate
Grade (%)	0.315	0.281	0.318	0.298	0.321
Recovery (%)	85.9	85.8	84.8	84.8	82.8
Production (million pounds Cu)	36.7	28.1	23.2	21.2	22.9
Sales (million pounds Cu) [6]	26.6	27.8	22.4	23.0	21.2
Inventory (million pounds Cu) [5]	13.6	3.5	3.3	2.5	4.3
Copper cathode
Production (million pounds)	-	-	-	0.2	0.7
Sales (million pounds)	-	-	-	0.5	0.9
Molybdenum concentrate
Grade (%)	0.012	0.011	0.011	0.009	0.009
Recovery (%)	17.5	26.4	38.2	31.0	33.7
Production (thousand pounds Mo)	284	333	355	223	276
Sales (thousand pounds Mo)	110	317	337	215	279
Per unit data (US$ per pound) [1,4]
Operating costs of production[1,2]	$1.95	$2.09	$2.28	$2.47	$2.29
By-product credits [3]	(0.04)	(0.15)	(0.21)	(0.17)	(0.15)
Net operating costs of production [1]	$1.91	$1.94	$2.07	$2.30	$2.14
Off-property costs	0.30	0.40	0.38	0.42	0.36
Total operating costs 1, 7	$2.21	$2.34	$2.45	$2.72	$2.50

1 Operating costs of production, net operating costs of production and total operating costs are non-GAAP financial performance measures with no standard definition under IFRS. See pages 20-23 of this MD&A.
2 Operating costs of production are comprised of direct mining and processing costs which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, maintenance and repair costs, operating supplies and external services. Non-cash costs such as share-based compensation and depletion and amortization have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.
5 Estimate of copper contained in our concentrate inventories
6 Based on the total pounds of contained copper in concentrates sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to this amount to derive net pounds of copper sold.
7 2012 numbers have been restated to reflect the adoption of a new accounting policy for capitalized stripping costs. See note 20 of our condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In the third quarter 2013, Gibraltar mined 22.6 million tons a 34% increase over tons mined in the third quarter of 2012 and is consistent with the mining rate in the first two quarters of this year.

In the third quarter the ramp up of concentrator #2 to full production was completed and the operational focus shifted to optimizing the performance of both of Gibraltar’s concentrators. These initiatives, which focus on copper recoveries, ore blending and mill availability are intended to achieve further increases to copper production and lower unit operating costs.

Total mill throughput for the third quarter was 6.8 million tons, an increase of 16% over the second quarter and a 58% increase over tons milled in the third quarter 2012. Combined availability of the two concentrators averaged 87% for the third quarter, an improvement from the 83% realized in the second quarter, but still below the target of 93.5% .

Combined copper recoveries were 86% in the third quarter, a slight increase over those achieved in the second quarter. The mine delivered higher grade ore to the concentrators in the third quarter. Total copper production for the quarter was 36.7 million pounds, a 30% increase over pounds produced in the second quarter and a 60% increase over the third quarter 2012.

Gibraltar’s SX/EW plant remained temporarily idled in the third quarter and is expected to restart in the spring of 2014.

Molybdenum production for the third quarter was 284,000 pounds, a slight reduction from the previous quarter. Molybdenum recoveries were 17.5% for the third quarter and commissioning of the new molybdenum plant is ongoing with targeted recoveries at 50%.

In the third quarter of 2013, net operating costs per pound of copper produced were US$1.91, a 2% decrease over the US$1.94 per pound in the second quarter 2013. The key driver leading to the declining unit cost trend is the increase in copper production stemming from the recent plant expansion. The operating cost structure improvement was largely offset by a reduction in molybdenum by-product credits, due to low production, and high maintenance costs and consumables usage. These factors were a result of the commissioning activities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The following table shows a reconciliation of the second quarter 2013 unit cost to the third quarter 2013 unit cost.

Figure 5: Net operating costs of production1,2 per pound (Q2 2013 compared to Q3 2013)

1 Net operating costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 20-23 of this MD&A.
2 Per unit costs of production may not sum due to rounding.

Off-property costs, including transportation, treatment and refining charges, for the third quarter of 2013 were $0.30 per pound produced, compared to $0.40 per pound in the previous quarter. While total off-property costs are comparable with the previous quarter, the unit cost declined due to the increase in production not fully reflected in the quarter’s sales volume. The total operating costs, including off-property costs, for the third quarter of 2013 were $2.21 per pound produced, down from $2.34 per pound produced in the previous quarter.

MARKET REVIEW

In the third quarter, copper pricing rebounded from the previous quarter lows, ending the third quarter 5% higher than the end of the second quarter. While the copper market has traded in a narrow range since August 2013, the current trend has been supported by declining London Metals Exchange (LME) copper inventories. Inventories, which started climbing in late 2012 and reached their peak level in June of this year, have dropped 20% in the last three months. Coinciding with declining inventories has also been a reduction of cancelled copper warrants on the LME, which would imply that the delay to physically remove copper from LME warehouses has been reduced. Cancelled copper warrants dropped by 30% since hitting a record high of 375,000 in June of this year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Having a further effect on the copper price has been a scarcity of scrap copper which accounts for up to 30% of total copper supply. Scrap copper is highly price sensitive and, at times, acts as an equilibrating mechanism to the global copper supply and demand balance.

REVIEW OF PROJECTS

New Prosperity project

On June 20, 2013, the Company announced that the Review Panel was advancing the project into public hearings, the final stage of the public review process. The hearings took place in Williams Lake and the surrounding communities from July 22, 2013 to August 23, 2013. The Review Panel’s report will be made public by November 1, 2013. The Government of Canada will then have a maximum of 120 days to decide if it should grant the necessary authorizations for the project to proceed.

Aley project

The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve. Ore reserve definition drilling was completed in 2012 and metallurgical, process, and construction engineering requirements are scheduled to be concluded in the first quarter of 2014. Baseline environmental studies are ongoing.

FINANCIAL PERFORMANCE

Earnings

In the third quarter of 2013, the Company realized net earnings of $0.1 million ($0.00 per share), compared to a net loss of $3.1 million ($0.02 per share) in the prior-year quarter.

Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Net earnings (loss)	120	(3,133)	3,253	(25,083)	(3,625)	(21,458)
Unrealized loss (gain) on derivatives	1,263	8,468	(7,205)	(5,552)	22,482	(28,034)
Unrealized foreign exchange (gain) loss	(4,120)	(977)	(3,143)	5,633	(1,286)	6,919
Gain on sale of marketable securities	-	-	-	-	(877)	877
Write-down of marketable securities	229	-	229	13,979	-	13,979
Unrealized (income) loss on DCDs	-	(43)	43	-	(310)	310
Non-recurring other expenses (income)	-	-	-	(430)	-	(430)
Estimated tax effect of adjustments	657	(1,862)	2,519	(3,408)	(5,003)	1,595
Adjusted net (loss) earnings [1]	(1,851)	2,453	(4,304)	(14,861)	11,381	(26,242)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 20-23 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These swings are a result of the derivatives comprising our hedge program at the balance sheet date, and marking-to-market this copper hedge position as at the balance sheet date.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production plans of a surface mine. Refer to the cost of sales discussion below for more information.

Revenues

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Copper concentrate	65,602	55,900	9,702	186,940	173,591	13,349
Copper cathode	-	2,391	(2,391)	33	4,268	(4,235)
Total copper sales	65,602	58,291	7,311	186,973	177,859	9,114
Molybdenum concentrate	480	1,919	(1,439)	5,732	10,473	(4,741)
Silver contained in copper concentrate	717	789	(72)	2,435	2,397	38
	66,799	60,999	5,800	195,140	190,729	4,411
Copper in concentrate[1] (thousands of pounds)	18,951	16,088	2,863	55,152	48,576	6,576
Average realized copper price (US$ per pound) [2]	3.33	3.64	(0.31)	3.31	3.65	(0.34)
Average LME copper price (US$ per pound)	3.21	3.50	(0.29)	3.35	3.61	(0.26)

1 Copper pounds sold reflect net copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.
2 The average exchange rate for third quarter 2013 and nine months ended September 30, 2013 were CAD/USD $1.0383 and $1.0235, respectively (2012: $0.9949 and $1.0021) .

Copper sales volumes during the third quarter increased 18% over the corresponding quarter in 2012. This was driven by a 60% increase in production offset by a buildup of inventory and a delay in shipments at the end of the quarter due to adverse weather conditions. The delayed shipment will be recognized in the fourth quarter results.

Copper revenues during the quarter increased 10% in comparison to the third quarter 2012. Offsetting the increase in copper sales volumes was a decline in the realized copper price from US$3.64 to US$3.33 per pound, a 9% decrease which resulted in a net increase in revenues.

The Company’s average realized copper price for the third quarter of 2013 was US$3.33 per pound. The average realized copper price is higher than the LME average price of US$3.21 per pound, due to the mark-to-market of provisional sales. Provisional sales are priced using the LME copper forward curve, based upon the month in which they are scheduled to settle, which has gradually strengthened hence yielding a higher copper sales price upon final settlement.

Molybdenum revenues have decreased 75%, due to a 61% reduction in sales volumes and the impact of the decline in molybdenum prices quarter over quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

For the nine months ended September 30, 2013, total revenues increased by $5.8 million, or 10%, over the prior-year period. Copper revenues increased by 5% for the nine months of 2013 compared to 2012 due to a 13% increase in copper sales volumes offset by a 9% decrease in average realized copper prices. Our average realized copper price of US$3.31 per pound for the nine months ended September 30, 2013 was 1% lower than the LME average for the period.

Molybdenum revenues for the nine months ended September 30, 2013 totaled $5.7 million, a decrease of 45% over the $10.5 million in the comparable prior-year period. The decrease in revenues was due to a combined effect of both a 31% decrease in sales volumes period-over-period and the weakening molybdenum oxide prices, down 17% from the monthly average price of US$11.25 per pound, a year ago.

Cost of sales

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Direct mining costs	55,704	40,641	15,063	140,863	108,393	32,470
Treatment and refining costs	3,674	2,940	734	11,171	9,529	1,642
Transportation costs	4,787	3,421	1,366	12,517	10,490	2,027
Changes in inventories of finished goods and WIP	(16,881)	(4,059)	(12,822)	(21,442)	(4,495)	(16,947)
Production costs	47,284	42,943	4,341	143,109	123,917	19,192
Depletion and amortization	9,673	5,214	4,459	24,383	13,885	10,498
Cost of sales	56,957	48,157	8,800	167,492	137,802	29,690

Contributing to the period-over-period increase in cost of sales for the third quarter 2013 was a 34% increase in tons mined. For the third quarter 2013, direct mining and processing costs increased by 37% over the third quarter of 2012 as a result of the 60% increase in copper production, compared with the prior year quarter.

Depletion and amortization expenses have increased period-over-period, reflecting an increase in assets placed into service and an increase in production levels.

Although absolute costs have increased as a result of the higher production levels at Gibraltar, direct mining costs per pound are down by 11% compared to Q3 2012.

For the nine months ended September 30, 2013, direct mining costs increased by 30% over the prior-year period. Contributing to the period-over-period increase in direct mining costs was a 40% increase in tons mined. The strip ratio for the nine months ended September 30, 2013 was 3.0, which was comparable to the 3.1 strip ratio in the prior-year period. The increase in costs is directly associated with the increase in copper production for the nine months ended September 2013 of 29% compared to the prior year period.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production plans of a surface mine. Prior to the change, there was no IFRS standard on this matter and we followed the standard that existed under prior Canadian GAAP, which limited capitalization of such costs. The change should improve conformity and comparability between mining companies subject to IFRS and place us on the same footing as our international peers.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

As a result of the new accounting standards for deferred stripping, $10.9 million of stripping costs were capitalized in 2012. Figures for 2012 have been restated so that all figures are presented on a comparable basis. This new standard results in a decrease in production costs and an increase in depletion and amortization expense. The effect of the new standard on the third quarter and year-to-date results for 2013 is set out in the table below:

	Three months ended	Nine months ended
(Cdn$ in thousands)	September 30, 2013	September 30, 2013
Additional amounts capitalized	4,600	8,645
Additional depletion and amortization	(763)	(1,289)
Inventory change	(834)	(834)
Decrease in cost of sales	3,003	6,522
Tax effect	(1,043)	(2,266)
Increase in net income	1,960	4,256

Other expenses (income)

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
General and administrative	2,999	3,695	(696)	12,350	13,103	(753)
Exploration and evaluation	2,689	6,789	(4,100)	7,700	15,970	(8,270)
Other expenses (income):
Realized loss on copper derivative instruments	2,192	784	1,408	8,339	3,378	4,961
Unrealized (gain) loss on copper derivative instruments	1,263	8,468	(7,205)	(5,552)	22,482	(28,034)
Other income	(460)	(305)	(155)	(1,453)	(742)	(711)
	2,995	8,947	(5,952)	1,334	25,118	(23,784)

Decreased exploration and evaluation expenses period over period is primarily due to our New Prosperity and Aley projects entering into less cash intensive activities. The New Prosperity project entered the panel hearings process early in the third quarter. Most project related work in 2013 has been focused on environmental permitting initiatives. The Aley project is now focusing on metallurgical testing and environmental assessment studies. During the third quarter 2013, approximately $0.9 million was spent on Aley and approximately $1.6 million was spent on the New Prosperity project, compared to $5.6 million and $1.2 million, respectively, for the third quarter of 2012. For the nine month period ended September 30, 2013, approximately $3.2 million was spent on Aley and $4.0 million for New Prosperity, compared to $9.9 million spent on Aley and approximately $5.9 million spent on New Prosperity for the nine month period ended September 30, 2012.

The decrease in other expenses for the third quarter of 2013, over the same quarter of 2012, is primarily attributable to the gains and losses associated with the Company’s copper hedge program.

Marketable securities

During the nine month period ended September 30, 2013, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required for all but one investment. Accordingly, the Company recorded a pre-tax charge of $0.2 million and $14 million (2012 – nil) for the three and nine month periods ended September 30, 2013. The investment in a private company’s subscription receipts were reviewed and valued based upon a recent third party transaction and have been written up through other comprehensive income to reflect fair value, by $6.2 million for the three and nine month periods ended September 30, 2013 (2012 – nil).

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance income & expenses

Finance expenses for the third quarter 2013 increased by $2.7 million over the third quarter of 2012. This is due to an increase in interest expense on new capital leases and secured equipment loans. In addition, the Company has ceased capitalizing interest on the construction of concentrator #2, due to its commissioning during the first quarter. For the nine months ended September 30, 2013 finance expenses increased by $2.5 million primarily due to additional interest on new equipment loans and capital leases, offset by a decrease in the amount of interest being capitalized.

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, gains and losses on the dual currency deposits, as well as gains on the sale of marketable securities. During the third quarter 2013 and for the nine month period ending September 30, 2013, income from these items decreased compared to the prior-year periods mostly due to the lower levels of cash invested in the dual currency deposits.

Income tax

	Three months ended			Nine months ended
	September 30,			September 30,
(Cdn$ in thousands)	2013	2012	Change	2013		2012		Change
Current expense (recovery)	(4,859)	(2,816)	(2,043)	(12,254)		3,876		(16,130)
Deferred expense (recovery)	4,852	(73)	4,925	13,794		(2,478)		16,272
Income tax expense (recovery)	(7)	(2,889)	2,882	1,540		1,398		142
Effective tax rate	(0.06% )	(48.0% )		(6.5%	)	(6.5%	)
Canadian statutory rate	25.8%	25.0%		25.8%		25.0%
BC Mineral tax rate	9.6%	9.8%		9.6%		9.8%

Income and mining taxes for the year to date were $1.5 million, representing (6.5%) of the loss reported (September 30, 2012 - $1.4 million, or (6.5%)), after taking into account items not deductible for taxes such as share-based compensation, unrealized foreign exchange and the write-down to marketable securities expensed year to date. Cash taxes as a component of the current income tax expense for the year to date were $0.6 million (at September 30, 2012 - $1.1 million) and are related to Taseko’s estimates of BC Mineral taxes at the Gibraltar mine.

When comparing the effective tax rate recovery through September 30, 2013 of (6.5%) to the expected statutory tax rate recovery of 35.4%, key reconciling items include the permanent items not deductible for tax purposes already noted above. In addition, the impact of certain items which are not deductible for BC Mineral taxes but are deductible for corporate income tax purposes, have the effect of driving the expected income tax recovery down. The impact of the 1% increase in BC provincial corporate income tax rates effective April 1, 2013 has also been incorporated in the effective tax rate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at September 30,	As at December 31,
(Cdn$ in thousands)	2013	2012	Change
Cash and equivalents	79,830	134,995	(55,165)
Other current assets	110,097	93,713	16,384
Non-current assets	681,950	647,542	34,408
Other assets	114,161	120,198	(6,037)
Total assets	986,038	996,448	(10,410)
Current liabilities	79,051	75,213	3,838
Long-term debt	252,481	234,793	17,688
Other liabilities	195,268	216,634	(21,366)
Total liabilities	526,800	526,640	160
Equity	459,238	469,808	(10,570)
Working capital	110,876	153,495	(42,619)
Net debt [1]	195,236	117,865	77,371
Total common shares
outstanding (millions)	192.8	190.9	1.90

1 Net debt is a non-GAAP financial performance measures with no standard definition under IFRS. See pages 20-23 of this MD&A.

Taseko’s asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash and equivalents, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Current assets including cash have decreased by $38.8 million, primarily driven by the investment of $34.4 million in additional mine infrastructure, including concentrator #2.

Total liabilities as at September 30, 2013 have remained relatively stable, with only a small change over the $526.6 million reported at December 31, 2012. Included in the movement for the period was a decrease in the Provision for Environmental Rehabilitation (“PER”) of $25.3 million, a reduction in accounts payable and other financial liabilities of $12.0 million, offset by an increase in deferred tax liabilities of $15.3 million and debt of $22.2 million (including short-term portion).

The PER valuation was adjusted during the third quarter 2013 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates increased to 3.07% at September 30, 2013 compared to 2.4% at December 31, 2012. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are very sensitive to changes in discount rates.

As at October 30, 2013, there were 192,561,555 common shares outstanding. In addition, there were 11,019,900 director and employee stock options outstanding. More information on these instruments and the terms of their exercise is set out in note 21 of our 2012 annual financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At September 30, 2013, the Company had cash and equivalents of $79.8 million, as compared to $135.0 million at December 31, 2012. The decrease has primarily been driven by the investment in mine infrastructure and associated equipment in connection with concentrator #2. We maintained our strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Operating cash flow for the third quarter 2013 was an inflow of $13.6 million compared to an inflow of $14.7 million for the prior-year quarter. The decrease was primarily caused by the timing of the final shipment in the quarter being delayed into the fourth quarter, due to adverse weather conditions. This impacted our inventory levels and operating cash flow for the quarter.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Cash used in investing activities for third quarter 2013 was $19.9 million, of which $13.4 million was invested in property, plant and equipment, $4.4 million in long-term prepaid for electrical infrastructure and $2.4 million in financial assets. Cash used in investing activities for the prior-year quarter was $45.6 million, driven by the investment in financial assets of $5.3 million and expenditure on mine infrastructure of $41.2 million primarily representing concentrator #2 and associated equipment.

Cash used for financing activities for the third quarter 2013 was $7.3 million, primarily due to combined debt repayment and interest charges of $7.5 million, offset by $0.2 million in proceeds on the issuance of common shares. This compares to cash used for financing activities of $8.8 million for the prior-year quarter comprised of the repurchase of common shares for $4.9 million and a combined $4.3 million for debt repayment and interest charges, offset by $0.3 million in proceeds from share issuance.

Hedging strategy

The hedging program was implemented in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, the Company’s strategy has been to hedge a portion of copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The following table shows the commodity contracts that were outstanding as at the date of this document.

	Notional		Term to	Original cost
	amount	Strike price	maturity
At September 30, 2013
Commodity contracts
Copper put option	13.25 million lbs	US$2.75	Q4 2013	$2.1 million
Copper put option	12.0 million lbs	US$3.00	Q1 2014	$1.6 million
Copper put option	13.5 million lbs	US$3.00	Q2 2014	$1.5 million

The Company spent $nil and $1.66 million to purchase Copper put options in the three and nine month periods ended September 30, 2013 respectively. In October 2013 the Company spent $1.5 million to acquire the Copper put options maturing in the second quarter of 2014.

Commitments and contingencies

At September 30, 2013, capital commitments totaled $9.4 million on a 100% basis. At September 30, 2013, the Company’s share of total capital commitments was $7.0 million and operating commitments totaled $8.6 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2013			2012				2011
(Cdn$ in thousands,
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	66,799	68,191	60,150	62,878	60,999	74,377	55,353	60,512
Net earnings (loss)	120	(14,721)	(10,482)	(5,514)	(3,133)	5,761	(6,253)	(7,694)
EPS [1]	(0.00)	(0.08)	(0.05)	(0.03)	(0.02)	0.03	(0.03)	(0.04)
Adjusted net earnings(loss) [2]	(1,851)	(10,177)	(2,833)	(2,679)	2,453	5,867	3,060	9,941
Adjusted EPS [1]	(0.01)	(0.05)	(0.01)	(0.01)	0.01	0.03	0.02	0.05
EBITDA [2,3]	14,028	(2,884)	(2,230)	1,302	137	17,219	(1,085)	(4,828)
Adjusted EBITDA [2,3]	11,400	3,175	7,969	5,082	7,585	17,361	11,333	19,222

(US$ per pound, except where indicated)
Realized copper price [2]	3.33	3.16	3.47	3.48	3.64	3.52	3.87	3.56
Total operating costs [5]	2.21	2.34	2.45	2.72	2.50	2.05	2.18	2.03
Copper sales (million pounds)[4]	18.9	20.1	16.1	17.4	16.1	19.8	12.7	15.4

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total operating costs are non-GAAP financial performance measure with no standard definition under IFRS. See pages 20-23 of the Company’s MD&A.
3 Certain prior-period measures have been recalculated to conform to the presentation adopted for the current period.
4 Copper pounds sold reflect net copper pounds contained in concentrate sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.
5 These numbers have been restated due to the impact of International Financial Reporting Interpretation Committee, Interpretation #20. See note 20 of our condensed consolidated interim financial statements.

Financial results for the last eight quarters reflect: volatile copper prices that impact realized prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing production costs caused by inflationary pressures on key input costs. There are other cost elements in the mine and mill operations where we have identified significant opportunities for improvement and expect to see a continued downward trend in the final quarter of 2013. Continued focus remains on long-term reduction of unit costs and further efficiencies will be gained once concentrator #2 achieves full design capacity during the fourth quarter of 2013.

The declining trend in earnings seen from the second quarter 2012 was caused by production interruptions stemming from the recent plant expansion. This trend reversed in the third quarter 2013 and the ramp up of the concentrator #2 is progressing as expected.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the 2012 annual financial statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the financial statements and the 2012 annual financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depletion and amortization expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change our estimates of reserves. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation of joint ventures is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement is a joint operation. The Company arrived at this conclusion through assessing the Joint Venture and Operating agreements in place. There was no material impact on the Company’s financial statements upon adopting IFRS 11.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are depreciated over the life of the component based on units of production.

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 20 and the 2012 comparative information contained in these financial statements has been restated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report, and have concluded that they were effective.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During the third quarter 2013, the Company incurred total compensation expenses of $1.2 million for its key management personnel compared to $1.5 million in the third quarter 2012. During the quarter 100,000 options were issued to key management personnel at an exercise price of $2.02 and a 5 year expiry.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2013, the Company issued 133,333 DSUs to directors. The DSUs were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at September 30, 2013 was 133,333 units.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During the third quarter 2013, the Company incurred general and administrative expenses and exploration and evaluation expenses of $0.8 million with HDSI compared to $0.4 million for the third quarter of 2012.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During the third quarter of 2013, the Company has earned $0.28 million of other operating income for these services rendered, compared to $0.25 million in the third quarter of 2012.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment and refining costs and transportation costs, less depletion and amortization. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total operating costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total operating costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2013	2012	2013	2012
Cost of sales	56,957	48,157	167,492	137,802
Less Depletion and amortization	(9,673)	(5,214)	(24,383)	(13,885)
Total cash costs of sales	47,284	42,943	143,109	123,917
Net change in inventory	16,881	4,059	21,442	4,494
Total operating costs of production	64,165	47,002	164,551	128,411
Less by-product credits:
Molybdenum	(480)	(1,919)	(5,732)	(10,473)
Silver	(717)	(789)	(2,436)	(2,397)
Less offsite costs:
Treatment and refining costs	(3,674)	(2,940)	(11,171)	(9,529)
Transportation costs	(4,787)	(3,421)	(12,517)	(10,490)
Net operating costs	54,507	37,933	132,695	95,522
Total copper produced (thousand pounds)	27,495	17,771	65,974	51,332
Total costs per pound produced	1.98	2.13	2.01	1.86
Average exchange rate for the period (CAD/USD)	1.0383	0.9949	1.0235	1.0021
Net operating costs of production (US$ per pound)	1.91	2.14	1.97	1.86
Net operating costs	54,507	37,933	132,695	95,522
Add offsite costs:
Treatment and refining costs	3,674	2,940	11,171	9,529
Transportation costs	4,787	3,421	12,517	10,490
Total operating costs	62,968	44,294	156,383	115,541
Total operating costs (US$ per pound)	2.21	2.50	2.32	2.25

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Write-down of marketable securities;
  Changes in the fair value of financial instruments;
  Unrealized foreign exchange (gain) loss; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Net (loss) earnings	120	(3,133)	(25,083)	(3,625)
Unrealized loss (gain) on derivatives	1,263	8,468	(5,552)	22,482
Unrealized foreign exchange (gain) loss	(4,120)	(977)	5,633	(1,286)
Gain on sale of marketable securities	-	-	-	(877)
Write-down of marketable securities	229	-	13,979	-
Unrealized (income) loss on DCDs	-	(43)	-	(310)
Non-recurring other expenses (income)	-	-	(430)	-
Estimated tax effect of adjustments	657	(1,862)	(3,408)	(5,003)
Adjusted net (loss) earnings	(1,851)	2,453	(14,861)	11,381
Adjusted EPS	(0.01)	0.01	(0.08)	0.06

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depletion and amortization. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of debt securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depletion and amortization is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Write-down of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Net loss	120	(3,133)	(25,083)	(3,625)
Add:
Depletion and amortization	9,759	5,377	24,738	14,386
Interest expense	5,442	2,690	12,445	9,836
Interest income	(1,286)	(1,908)	(4,726)	(5,723)
Income tax expense (recovery)	(7)	(2,889)	1,540	1,398
EBITDA	14,028	137	8,914	16,272
Adjustments:
Unrealized (gain) loss on derivative instruments	1,263	8,468	(5,552)	22,482
Unrealized foreign exchange gain (loss)	(4,120)	(977)	5,633	(1,286)
Gain on sale of marketable securities	-	-	-	(877)
Write-down of marketable securities	229	-	13,979	-
Unrealized (income) loss on DCDs	-	(43)	-	(310)
Non-recurring other expenses (income)	-	-	(430)	-
Adjusted EBITDA	11,400	7,585	22,544	36,281

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Earnings from mining operations	9,842	12,842	27,648	52,927
Add:
Depletion and amortization	9,673	5,214	24,383	13,885
Earnings from mining operations before depletion and amortization	19,515	18,056	52,031	66,812